SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

WREN, INC.

(Name of Issuer)

Series B Preferred Stock, $0.001 par value

(Title of Class of Securities)

98215R 105

(CUSIP Number)

Equity Online, LLC

3544 E. Danish Road

Sandy, UT 84093

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

March 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box      .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98215R 105

(1)	Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Equity Online, LLC
20-1941844

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)	SEC Use Only ___________________________________________________________

(4)	Source of Funds (See Instructions):

OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	300,000

	(8) Shared Voting Power:	0

	(9) Sole Dispositive Power:	300,000

	(10) Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

300,000 shares of Series B Convertible Preferred Stock which holds 6,000,000 votes and is convertible into 3,000,000 shares of common stock any time after 3/6/11.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .

(13)	Percent of Class Represented by Amount in Row (11):

50% of all Series B Preferred Stock and 33.33% of all voting rights

(14)	Type of Reporting Person (See Instructions):

IN

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

Wren, Inc.

235 West Sego Lily Dr., 2nd Floor

Sandy, UT  84070

Series B Convertible Preferred Stock, $0.001 par value

Item 2.

Identity and Background.

(a)

Name of person filing:

Equity Online, LLC

(b)

Residence or Business Address:

235 West Sego Lily Dr., 2nd Floor

Sandy, UT  84070

(c)

Principal occupation:

(d)

Criminal proceedings:

During the last five years, Equity Online, LLC nor its managing member or members has not been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, Equity Online, LLC, its managing member or members has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

United States

Item 3.

Source and Amount of Funds or Other Consideration.

On March 4, 2009, the Company entered into an Exclusive License and Distribution Agreement with NextFitness, Inc. for the right to market and sell the NextFit KeyChain Trainer and associated Service.  As a portion of the purchase price, the Company issued 300,000 shares of Series B Preferred Convertible stock to Equity Online, LLC.

Item 4.

Purpose of the Transaction.

Equity Online, LLC does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.

Interests in Securities of the Issuer.

(a)	Equity Online, LLC beneficially owns 3,000,000 voting rights via 300,000 shares of Series B Convertible Preferred Stock comprising approximately 33.33% of the voting power of the Issuer’s.

(b)	Equity Online, LLC has sole voting and dispositive powers with respect to all shares of the Issuer’s Series B Convertible Preferred Stock held in her own name.

(c)	N/A

(d)	N/A

(e)	N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: March 25, 2009	/s/ Jeff Hays
Equity Online, LLC
Jeff Hays, Manager

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